SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK NY 10019 (212) 839 5300 (212) 839 5599 FAX	| | | | | | | | | | |	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, DC

FOUNDED 1866

April 29, 2011

VIA EDGAR

Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Post-Effective Amendment to the Registration Statement
on Form N-1A of BlackRock Funds (the “Trust”)

Dear Mr. Ganley:

     On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 163 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock China Fund (the “Fund”).

     The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on April 29, 2011.

     The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

     The Amendment also contains the Trust’s responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 22, 2010 regarding the Trust’s Post-Effective Amendment No. 136 to its Registration Statement filed with the Commission on October 5, 2010 for the purpose of adding the Fund as a new series to the Trust. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

April 29, 2011

Comment 1: The Staff continues to object to the first footnote that discusses the CDSC payable under certain circumstances upon the redemption of Investor A Shares.

Response: The Fund respectfully declines to delete footnote 1 to the Fee Table. The Fund refers the Staff to the correspondence filed with Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A of BlackRock Global SmallCap Fund, Inc. (File Nos. 033-63399 and 811-07171) by Willkie Farr & Gallagher LLP, which discusses the Fund’s rationale for not deleting footnote 1 to the Fee Table.

Comment 2: If the estimated expenses of the Fund are not expected to exceed the expense cap, delete the last two lines of the Fee Table titled “Fee Waivers and/or Expense Reimbursements” and “Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements” and delete the footnote describing the fee waiver arrangement.

Response: The Registrant respectfully declines to make the requested change. In the adoption of the recent amendments to Form N-1A, the Commission stated that the disclosure on fee waivers and/or expense reimbursements should show investors how such arrangements will affect expenses in the future, and is not for the purpose of showing whether expenses were reduced in the past:

“We have eliminated the proposed requirement that the reimbursement or waiver arrangement has reduced operating expenses in the past, as suggested by two commenters, because this is irrelevant to the impact that the arrangements will have in the future. The purpose of the permitted line items is to show investors how the arrangements will affect expenses in the future and not how they have affected expenses in the past.”1 (emphasis added)

Notably, the final amendments to Form N-1A differed from the Commission’s original proposal. Proposed Instruction 3 to Item 3 would have stated: “If there were expense reimbursement or fee waiver arrangements that reduced any Fund operating expenses and will continue to reduce them for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table…”2 The final amendments to Form N-1A eliminated the

[1]

Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28584 and Securities Act Release No. 8998 at Section III.A.3.d, (January 13, 2009) (final rule).

[2]

Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28064 and Securities Act Release No. 8861, (November 31, 2007) (proposing release).

April 29, 2011

requirement that the fee waiver arrangements be those “that reduced” Fund operating expenses, and Instruction 3 to Item 3 now states: “If there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table...” The Fund believes that the disclosures of the fee waiver and/or expense reimbursement line item in the fee table and the applicable footnote is consistent with the Commission’s guidance as reflected in the final amendments to Form N-1A and is therefore permitted.

Comment 3: The prospectus states that the “Fund seeks to achieve its objective by investing at least 80% of its total assets in equity securities of companies domiciled, or exercising the predominant part of their economic activity, in China, including its special administrative regions such as Hong Kong, or in instruments with similar economic characteristics.” Please explain to the Staff what “domiciled” means. Additionally, please explain why a company domiciled in China will be exposed to the economic risks of China.

Response: The Fund views “domiciled” to mean that the company is either headquartered or incorporated in China.

In the adopting release for Rule 35d-1, the Commission required that an investment company with a name that suggests that its investments are focused in a particular country adopt a policy to invest at least 80% of its assets in investments that are tied economically to the particular country.3

This is a change from the requirement as stated in the Commission’s proposing release, which defined securities tied economically to a particular country to be: (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company's name or that maintain their principal place of business in that country or region (emphasis added); (ii) securities that are traded principally in the country or region suggested by the company's name; or (iii) securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company's name or that have at least 50% of their assets in that country or region.4 The Commission rejected this formulation because it had been persuaded by commenters that the test would be overly restrictive. However, the three criteria in the proposing release provide a reasonable basis for determining that issuers domiciled in a particular country or region would be tied economically to the economic risks of such country or geographic region. The Fund therefore believes that being domiciled in China is an appropriate criteria and that an issuer

[3]	Investment Company Names, Investment Company Act Release No. 24828 at Section II.A.2 (January 17, 2001) (final rule).

[4]	Investment Company Names, Investment Company Act Release No. 22530 at Section II.A.2, (February 27, 1997) (proposing rule).

April 29, 2011

domiciled in China is tied economically to, and would necessarily be subject to the economic risks of, China.

Comment 4: The prospectus states that “Red Chip shares are issued by companies based in China but incorporated internationally.” Please explain what this means.

Response: Red Chip shares trade on the Hong Kong Stock Exchange and are issued by companies that are incorporated internationally. Red Chip companies are substantially owned directly or indirectly by the Chinese government and have the majority of their business interest in mainland China. Like other securities trading on the Hong Kong Stock Exchange, there are no restrictions on who can trade Red Chip shares.

Comment 5: Please explain if the Fund’s exposure to the A Shares market will be through swaps? If so, please disclose to the Staff and in the registration statement whether there is a limit to how much of a Fund’s assets can be exposed to one counterparty and what the limit is. If the Fund determines not to disclose the limit in the registration statement, please explain why the Fund did not believe such disclosure was appropriate or necessary. Additionally, if more than 25% of the Fund is exposed to a single counterparty, the registration statement should include the full financial statement for such counterparty or disclose where the financials can be accessed.

Response: The Fund’s exposure to the A Shares market will be through participation notes. Although the Fund may invest in swaps, the Fund does not expect more than 25% of its assets to be exposed to a single counterparty.

Comment 6: The prospectus currently contains a statement that participation notes may be considered illiquid. Please confirm that no more than 15% of the Fund’s assets will be invested in illiquid securities, including participation notes considered to be illiquid.

Response: The Fund confirms that not more than 15% of its assets will be invested in illiquid securities. This 15% limit will include participation notes considered to be illiquid.

Comment 7: Please confirm that the disclosure relating to derivatives is consistent with the Commission’s July 30 letter to the Investment Company Institute.

Response: The Fund hereby confirms that the disclosure relating to derivatives is consistent with the Commission’s July 30 letter to the Investment Company Institute.

Comment 8: Under the section “Other Risks,” the prospectus currently includes “Convertible Securities Risk.” However, under “Principal Strategies of the Fund,” convertible securities are listed as a type of equity security. Please consider if investments in convertible securities are a

April 29, 2011

principal strategy or other strategy. Similarly, please consider if the risk of investing in convertible securities is a “main risk” or an “other risk.”

Response: Investment in convertible securities is not a principal investment strategy of the Fund and is therefore an “other risk.” In the prospectus, convertible securities are mentioned in “Fund Overview – Principal Strategies of the Fund” in a list of securities that are considered equity securities. However, the Fund believes that the inclusion of convertible securities under “Details About the Funds – Other Investment Strategies” and “Details About the Funds – Investment Risks – Other Risks of Investing in the Fund” makes clear that convertible securities are not a principal investment strategy of the Fund.

Comment 8: Prior Performance

a.	Explain how the Comparable Fund is a separate unit from BlackRock Global Funds.

b.	Confirm that there are no other accounts or funds managed by BlackRock with an investment strategy substantially similar to the Fund.

c.

The Staff notes that the performance information for the Comparable Fund is not currently included in the filing. Please send the performance information to the Staff for review before the information is included in the filing pursuant to Rule 485(b).

d.	Please add a footnote that defines the MSCI 10/40 Index or include a cross-reference stating that the definition of the MSCI 10/40 Index can be found in the Glossary.

Response:

a.	The Comparable Fund is an independent unit that invests exclusively in China. It is a series of BlackRock Global Funds with its own investment objective and strategies.

b.	As disclosed in the prospectus, the Comparable Fund is the only account managed by BlackRock with investment objectives, policies and strategies substantially similar to those of the Fund.

c.	Per the Staff’s comment, the Fund has submitted the performance information of the Comparable Fund for review prior to this filing.

d.	The requested change has been made.

Comment 9: In the Statement of Additional Information, please note that the last column of the chart providing the Trustees’ biographies should include the Trustees’ public directorships for the past five years. Please confirm that this is the information provided.

April 29, 2011

Response: The Fund confirms that the last column of the chart providing the Trustees’ biographies includes the public directorships held by the Trustees during the past five years.

* * * * * * * * * *

     The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

     Please do not hesitate to contact me at (212) 839-5583 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Ellen W. Harris

Ellen W. Harris

cc:	Edward Baer
Aaron Wasserman
Ben Archibald
John A. MacKinnon